CELSION CORPORATION

997 Lenox Drive, Suite 100

Lawrenceville, NJ 08648

November 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

Washington, D.C. 20549

Re:	Celsion Corporation -- Form S-1 Filed November 14, 2017 (File No. 333-221543)

Dear Office of Healthcare & Insurance:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated as of November 20, 2017, regarding the Form S-1 (File No. 333-221543) filed by Celsion Corporation, a Delaware corporation (the “Registrant”), on November 14, 2017 (the “Registration Statement”). Amendment No. 1 to the Registration Statement to be filed by the Registrant today under the Securities Act of 1933, as amended, contains revisions that have been made in response to comments received from the Staff in such letter.

Set forth below is the Registrant’s response to the Staff’s comment. The number associated with the heading and response set forth below corresponds to the numbered comment in the letter from the Staff.

Registration Statement on Form S-1 filed November 14, 2017

Information Incorporated by Reference, page 2

1.

Please revise this section to incorporate by reference your Quarterly Report on Form 10-Q filed on November 14, 2017 and all Current Reports on Form 8-K filed between January 1, 2017 and August 15, 2017. See Item 12(a)(2) of Form S-1.

Response:

The Registration Statement has been revised to incorporate by reference the Quarterly Report on Form 10-Q filed on November 14, 2017 and all Current Reports on Form 8-K filed between January 1, 2017 and August 15, 2017 in response to the Staff’s comment.

Selling Stockholders, page 19

2.

We note your disclosure on page 11 that you issued 82,193 shares of common stock in a private placement to satisfy obligations from the July 6, 2017 Common Stock Offering, which shares you appear to be registering based on the fee table. Please revise the selling stockholder table to reflect the 82,193 shares of common stock being offered, or advise.

Response:

The selling stockholder table value includes the 82,193 shares of common stock that had been issued in a private placement to satisfy obligations from the July 6, 2017 Common Stock Offering. In response to the SEC’s comment we have revised footnote (7) in the selling stockholder table to indicate that the number of shares owned by Anson Investments Master Fund (“Anson”), 834,632, excludes both 358,750 shares of common stock issuable upon exercise of the common stock purchase warrants and 82,193 shares of common stock issued to satisfy obligations from the July 6, 2017 Common Stock Offering. The excluded shares total to 440,943, which is the amount of shares listed for Anson in the column “Shares Underlying Warrants Offered Hereby.”

*         *         *

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (609) 482-2455 or Sam Zucker of Sidley Austin LLP, counsel to the Registrant, at (650) 565-7111.

Sincerely,

/s/ Jeffrey W. Church

Jeffrey W. Church

Senior Vice President and Chief Financial

Officer

cc:	Michael H. Tardugno, President and Chief Executive Officer, Celsion Corporation
Sam Zucker, Sidley Austin LLP

2